UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934 (1)
                                (Amendment No. 1)

                         MEMC Electronic Materials, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 2 of 30 Pages
---------------------                                    ----------------------


-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         VEBA Aktiengesellschaft
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             |_|
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                36,890,072 shares of Common Stock, par value $.01 per
                           share, of the Issuer ("Common Stock"), see Item 5,
                           Interest in Securities of the Issuer; does not
                           include shares of Common Stock which may be acquired
                           pursuant to the transactions described in Item 4,
                           Purpose of Transaction
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -  0 -
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

   REPORTING               36,890,072 shares of Common Stock, see Item 5,
                           Interest in Securities of the Issuer; does not
                           include shares of Common Stock which may be acquired
                           pursuant to the transactions described in Item 4,
                           Purpose of Transaction
                   ------- ----------------------------------------------------
     PERSON         10     SHARED DISPOSITIVE POWER

      WITH                 - 0 -

------------------ ------- ----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,890,072 shares of Common Stock, see Item 5, Interest in Securities of the Issuer; does not include shares of Common Stock which may be acquired pursuant to the transactions described in Item 4, Purpose of Transaction
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%  See Item 5, Interest in Securities of the Issuer
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC, CO
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 3 of 30 Pages
---------------------                                    ----------------------


-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         VEBA Corporation   74-2183834
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, AF
-------- ----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             |_|
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                21,490,942 shares of Common Stock, par value $.01
                           per share, of the Issuer ("Common Stock"), see
                           Item 5, Interest in Securities of the Issuer; does
                           not include shares owned by any other Reporting
                           Person
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -  0 -
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              21,490,942 shares of Common Stock, see
                           Item 5, Interest in Securities of the Issuer; does
                           not include shares owned by any other Reporting
                           Person
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 - 0 -

------------------ ------- ----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,490,942 shares of Common Stock, see Item 5, Interest in Securities of the Issuer; does not include shares owned by any other Reporting Person
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.4%  (Does not include shares owned by any other Reporting Person)
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC, CO
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 4 of 30 Pages
---------------------                                    ----------------------


-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



         VEBA Zweite Verwaltungsgesellschaft mbH
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF
-------- ----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             |_|
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
------------------ ------- ----------------------------------------------------
    NUMBER OF        7      SOLE VOTING POWER

     SHARES 15,399,130 shares of Common Stock, par value $.01 per share, of the Issuer ("Common Stock"), see Item 5, Interest in Securities of the Issuer; does not include shares of Common Stock which may be acquired pursuant to the transactions described in Item 4, Purpose of Transaction; does not include shares owned by any other Reporting Person
                   ------- ----------------------------------------------------
  BENEFICIALLY       8      SHARED VOTING POWER

    OWNED BY               -  0 -
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

   REPORTING               15,399,130 shares of Common Stock, see Item 5,
                           Interest in Securities of the Issuer; does not
                           include shares of Common Stock which may be acquired
                           pursuant to the transactions described in Item 4,
                           Purpose of Transaction; does not include shares owned
                           by any other Reporting Person
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 - 0 -

------------------ ------- ----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,399,130 shares of Common Stock, see Item 5, Interest in Securities of the Issuer; does not include shares of Common Stock which may be acquired pursuant to the transactions described in Item 4, Purpose of Transaction; does not include shares owned by any other Reporting Person
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.5% See Item 5, Interest in Securities of the Issuer; does not include shares owned by any other Reporting Person
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC, CO
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 5 of 30 Pages
---------------------                                    ----------------------


         This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D filed on October 30, 1998 (the "Schedule 13D") by VEBA Aktiengesellschaft, a German corporation ("VEBA AG"), and VEBA Corporation, a Delaware corporation and a direct and indirect subsidiary of VEBA AG ("VEBA Corporation", and together with VEBA AG, the "Reporting Persons"). One of the purposes of this Amendment No. 1 is to include VEBA Zweite Verwaltungsgesellschaft mbH, a German limited liability company and a direct wholly-owned subsidiary of VEBA AG ("VEBA Zweite"), as a Reporting Person. Except as specifically amended hereby, the
Schedule 13D remains in full force and effect.

         Items 1-6 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock") of MEMC Electronic Materials, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 501 Pearl Drive, St. Peters, Missouri 63376.

Item 2.  Identity and Background.

         (a) This statement is filed jointly by VEBA Aktiengesellschaft, a German corporation ("VEBA AG"), VEBA

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 6 of 30 Pages
---------------------                                    ----------------------


Corporation, a Delaware corporation and a direct and indirect wholly-owned subsidiary of VEBA AG ("VEBA Corporation"), and VEBA Zweite Verwaltungsgesellschaft mbH, a German limited liability company and a direct wholly-owned subsidiary of VEBA AG ("VEBA Zweite", and together with VEBA AG and VEBA Corporation, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached to this Amendment No. 1 as Exhibit 48.

         (b) The address of VEBA AG's principal office is Bennigsenplatz 1, 40474 Dusseldorf, Germany. The address of VEBA Corporation's principal office is 605 Third Avenue, New York, New York 10158. The address of VEBA Zweite's principal office is Bennigsenplatz 1, 40474 Duesseldorf, Germany. The name, business address and principal occupation of each of the directors and executive officers of each of VEBA AG, VEBA Corporation and VEBA Zweite are set forth on
Schedule I hereto and incorporated by reference herein.

         (c) The principal business of VEBA AG is to be a management holding company for one of the largest industrial groups in Germany on the basis of market capitalization at year-end 1998. VEBA AG is organized into six separate business divisions: electricity, chemicals, oil, real estate management, distribution/logistics, and telecommunications.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 7 of 30 Pages
---------------------                                    ----------------------


The principal business of VEBA Corporation is to be a holding company for VEBA AG's interests in the United States. The principal business of VEBA Zweite is to be a holding company for the shares of Common Stock of the Company acquired, or which may be acquired, by VEBA Zweite as reported herein.

         (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the executive officers and directors of each of VEBA AG, VEBA Corporation and VEBA Zweite is a citizen of the country specified in
Schedule I hereto and incorporated by reference herein.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 8 of 30 Pages
---------------------                                    ----------------------


Item 3.  Source and Amount of Funds or Other Consideration.

         The source and, as more fully described in Item 4 below, the amount of funds used by VEBA Zweite in connection with the transactions described herein will be provided pursuant to the terms of the long-term credit agreement dated February 10, 1999 (the "Credit Agreement") between VEBA AG and VEBA Zweite. The Credit Agreement is on such terms and subject to such conditions as are customary for intercompany loan arrangements between VEBA AG and its operating subsidiaries.

         The preceding summary of the Credit Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 49 to this Amendment No. 1 and which is incorporated herein by reference.

         The source and, as more fully described in Item 4 below, the amount of funds used by VEBA AG in connection with the transactions described herein will be provided from the working capital of VEBA AG.

Item 4.  Purpose of Transaction.

         Pursuant to the Purchase Agreement, dated as of October 22, 1998 (as amended, the "Purchase Agreement"), between VEBA Corporation and the Company, VEBA Corporation and VEBA Zweite (pursuant to the Assignment Agreement described below) agreed, subject to the satisfaction or waiver of various conditions set forth in the Purchase Agreement, to purchase for a per share purchase price equal to the volume weighted average trading price of the Common Stock for a specified five day consecutive trading day

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 9 of 30 Pages
---------------------                                    ----------------------


period (the "Per Share Purchase Price") a number of shares of Common Stock approximately equal to $106,100,000 divided by the Per Share Purchase Price. The Per Share Price has since been determined to be $6.89. The purpose of entering into the Purchase Agreement was to assist the Company in raising an aggregate amount of approximately $200 million of additional capital through a combination of the direct sale of shares of Common Stock and the Rights Offering (described below).

         On October 22, 1998, the Company filed with the Securities and Exchange Commission (the "SEC")a Registration Statement on Form S-3 (as amended, the "Form S-3") relating to a distribution on a pro rata basis to all stockholders of the Company (other than VEBA Corporation and VEBA Zweite) of rights which entitle the holders thereof to purchase one share of Common Stock for each right as well as additional shares of Common Stock to the extent that other rights holders do not exercise their rights (the "Rights Offering"). In the Rights Offering, the Company will issue for $6.89 per share (which is the same Per Share Purchase Price paid by VEBA Zweite under the Purchase Agreement) a number of shares of Common Stock approximately equal to $93,900,000 divided by the Per Share Purchase Price. The purpose of the Rights Offering is to allow all stockholders of the Company (other than VEBA Corporation and VEBA Zweite) to restore their proportionate interest in the Company at

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 10 of 30 Pages
---------------------                                    ----------------------


the same price per share previously offered to VEBA Zweite under the Purchase Agreement.

         In connection with the Rights Offering, VEBA Corporation and the Company entered into the Standby Agreement, dated as of October 22, 1998 (the "Standby Agreement"), pursuant to which VEBA Corporation and VEBA Zweite (pursuant to the Assignment Agreement described below) agreed, subject to the satisfaction or waiver of various conditions set forth in the Standby Agreement, to purchase all shares of Common Stock not otherwise subscribed for by other stockholders in the Rights Offering. The purpose of entering into the Standby Agreement is to assist the Company in raising an aggregate amount of approximately $93,900,000, to the extent that rights are not exercised in the Rights Offering.

         Pursuant to the Assignment and Assumption Agreement, dated as of December 30, 1998 (the "Assignment Agreement"), VEBA Corporation assigned to VEBA Zweite all of its rights to purchase shares of Common Stock pursuant to the Purchase Agreement and the Standby Agreement. The Assignment Agreement was entered into so that any future appreciation or depreciation in the value of the shares purchased pursuant to the Purchase Agreement and the Standby Agreement would accrue to VEBA Zweite.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 11 of 30 Pages
---------------------                                    ----------------------


         On March 19, 1999, VEBA Corporation and the Company entered into an amendment (the "Registration Rights Amendment") to the Registration Rights Agreement dated as of July 12, 1995 between Huels Corporation and the Company (as amended, the "Registration Rights Agreement"). The purpose of entering into the Registration Rights Amendment was to reflect the change of record ownership of 21,490,942 shares of Common Stock (the "Original Shares") as a result of the merger described in Item 5(a) below and to include in the definition of "Registrable Stock" in the Registration Rights Agreement, and extend the benefits of the Registration Rights Agreement to, (i) all shares of Common Stock that have been or may be acquired by VEBA Zweite as a result of the transactions contemplated by the Purchase Agreement and the Standby Agreement and (ii) any shares of Common Stock acquired by VEBA AG and any of its direct or indirect subsidiaries after the date of the Purchase Agreement and the Standby Agreement.

         Pursuant to the Registration Rights Agreement, VEBA AG and its affiliates and transferees that hold shares of Common Stock (each such person, a "Holder") has the right to demand registration under the Securities Act of 1933 (as amended, the "Securities Act") of any or all of the Registrable Stock (as defined in the Registration Rights Agreement). The demand rights must be exercised for at least 25% of the Registrable Stock. The Company may be

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 12 of 30 Pages
---------------------                                    ----------------------


required to effect up to three such demand registrations. The selling Holder(s) will bear the expenses of any such demand registration. The Company is not obligated to take any action to register the Registrable Stock: (i) during the period starting 30 days prior to the estimated date of filing of, and ending 90 days after the effective date of, any other registration statement filed by the Company under the Securities Act; (ii) more than once during any six-month period; and (iii) for up to 90 days after a request from a Holder if one of the Company's officers certifies that the Company's Board of Directors has determined that such registration would interfere with a material transaction then being pursued by the Company. In addition, except in certain circumstances and subject to certain limitations, if the Company proposes to register any shares of Common Stock under the Securities Act, the Holder(s) will be entitled to require the Company to include all or a portion of the Registrable Stock in such registration. The expenses of any such "piggyback" registration, other than underwriting discounts and commissions relating to the Registrable Stock to be sold by the Holder(s), shall be borne by the Company.

         In connection with any registration statement filed pursuant to the Registration Rights Agreement, the Company has agreed to indemnify the Holder(s) and their affiliates and any underwriter against certain liabilities, including liabilities under the Securities Act.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 13  of 30 Pages
---------------------                                    ----------------------


         On March 22, 1999, VEBA Zweite purchased, pursuant to the Purchase Agreement, 15,399,130 shares of Common Stock at a purchase price of $6.89 per share.

         On March 22, 1999, the SEC declared the Form S-3 effective and the rights were distributed to the stockholders of the Company (other than VEBA Corporation and VEBA Zweite) pursuant to the Rights Offering described above.

         The preceding summary of certain provisions of the Purchase Agreement, the Standby Agreement, the Registration Rights Agreement, the Assignment Agreement and the Registration Rights Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2-4 to the Schedule 13D and Exhibits 54 and 55 to this Amendment No. 1, respectively, and which are incorporated herein by reference.

         VEBA AG has indirectly owned the Original Shares continuously for more than nine years. VEBA Corporation currently owns the Original Shares. VEBA Zweite currently owns 15,399,130 shares of Common Stock as a result of the transactions contemplated by the Purchase Agreement and VEBA Zweite may own additional shares of Common Stock as a result of the transactions contemplated by the Standby Agreement. Each of the Reporting Persons may own additional shares of

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 14 of 30 Pages
---------------------                                    ----------------------


Common Stock upon exercise of any rights purchased on the New York Stock Exchange during the Rights Offering. VEBA AG remains the ultimate beneficial owner of all shares of Common Stock owned by VEBA Corporation and VEBA Zweite. VEBA Corporation is owned by VEBA AG (approximately 66.9%) and VEBA Electronics U.S. Holding GmbH ("VEBA Holding GmbH") (approximately 33.1%). VEBA Holding GmbH is indirectly wholly-owned by VEBA AG. VEBA Zweite is directly wholly-owned by VEBA AG.

         Depending upon the business affairs of the Company, market and general economic conditions, the availability of Common Stock at favorable prices, alternative investment opportunities available to the Reporting Persons, the strategic value to the Reporting Persons of the Common Stock or control of the Company and other factors deemed relevant by the Reporting Persons, in addition to the Common Stock acquired as a result of the transactions described above, the Reporting Persons may acquire, or acquire rights to acquire, additional shares of Common Stock or other securities of the Company by means of open market purchases, brokerage transactions, privately negotiated transactions, tender offer, or otherwise. The Reporting Persons may also propose a business combination, merger, tender offer or other form of transaction involving the Company.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 15 of 30 Pages
---------------------                                    ----------------------


         Alternatively, the Reporting Persons may retain their existing shares of Common Stock or dispose of some or all of their shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon market conditions and other factors. In addition, VEBA Corporation and/or VEBA Zweite may transfer all or a portion of the Common Stock that they own to VEBA AG and/or its subsidiaries.

         The foregoing represents a range of possible activities the Reporting Persons currently may take with respect to the Common Stock. It should be noted, however, that the possible activities of the Reporting Persons are subject to change at any time.

         Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 16 of 30 Pages
---------------------                                    ----------------------


Item 5.  Interest in the Securities of the Issuer.

         (a) VEBA Corporation is the record owner of 21,490,942 shares of the Common Stock as a result of the merger of Huels Corporation, the former owner of such shares and a former wholly-owned subsidiary of VEBA Corporation, with and into VEBA Corporation on September 30, 1998. Such shares constitute approximately 38.4% of the total number of outstanding shares of the Common Stock (based on the number of shares of Common Stock reported as outstanding in the Form S-3). Such shares will constitute approximately 30.9% of the total number of shares of Common Stock that will be outstanding after the consummation of the Rights Offering and the transactions contemplated by the Standby Agreement.

         VEBA Zweite is the record owner of 15,399,130 shares of the Common Stock as a result of the share purchase pursuant to the Purchase Agreement. Such shares constitute approximately 27.5% of the total number of outstanding shares of the Common Stock (based on the number of shares of Common Stock reported as outstanding in the Form S-3). Such shares will constitute approximately 22.1% of the total number of shares of Common Stock that will be outstanding after the consummation of the Rights Offering and the transactions contemplated by the Standby Agreement, assuming no additional shares are purchased by VEBA Zweite pursuant to the Standby Agreement. As described in Item 4 above,

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 17 of 30 Pages
---------------------                                    ----------------------


VEBA Zweite may be required to purchase additional shares of Common Stock pursuant to the Standby Agreement.

         Except as set forth below, no executive officer or director of any of the Reporting Persons is the beneficial owner of any shares of the Common Stock:

         Mr. Joern Stuehmeier, Vice President-Finance of VEBA Corporation and President of Fidelia Corporation, is the owner, jointly with his wife, of 2,500 shares of Common Stock. Mr. Stuehmeier does not beneficially own one percent or more of the total number of outstanding shares of the Common Stock (based on the number of shares Common Stock reported outstanding in the Form S-3).

         (b) VEBA AG, directly and indirectly (acting through its wholly-owned subsidiaries, VEBA Corporation, VEBA Zweite and VEBA Holding GmbH), has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by VEBA AG. As a result, VEBA AG may be deemed to beneficially own the shares of the Common Stock owned of record by VEBA Corporation and VEBA Zweite.

         Mr. Stuehmeier has shared power to vote or direct the vote, and to dispose or direct the disposition of 2,500 shares of Common Stock of the Company which he owns jointly with his wife.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 18 of 30 Pages
---------------------                                    ----------------------


         (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director of any of the Reporting Persons during the past 60 days.

         (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

         See Item 4 above for a description of the Purchase Agreement, the Standby Agreement, the Registration Rights Agreement, the Assignment Agreement and the Registration Rights Amendment, copies of which are filed as Exhibits 2-4 to the Schedule 13D and Exhibits 54 and 55 to this Amendment No. 1, respectively, and which are incorporated herein by reference.

         The Company and VEBA AG and its affiliates amended, effective as of September 1, 1998, their existing credit agreements (the "Amended Credit Agreements") to, among other things, extend the maturity dates of outstanding loans to

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 19 of 30 Pages
---------------------                                    ----------------------


the Company that mature prior to January 1, 2001 until their respective maturity date anniversaries in 2001, and increase the interest rates payable by the Company on all of the Company's existing debt to VEBA AG and its affiliates. The increased interest rates reflect the longer maturities and are priced at interest rate spreads applicable to an average industrial borrower at a specified credit rating. The interest rates payable on the loans that are extended until 2001 will be adjusted at the time of extension to reflect the then-current interest rate spreads applicable to an average industrial borrower at a specified credit rating.

         The Amended Credit Agreements provide that if VEBA AG and its affiliates own less than a majority of the outstanding Common Stock on and after January 1, 2001, then the interest rates payable by the Company will be the higher of (a) the interest rate currently set forth in each such loan agreement or (b) an interest rate determined as of the change of control date for an average industrial borrower at a specified credit rating based on the remaining term of each such loan agreement. In addition, in such event the Company will become subject to certain affirmative covenants set forth in the Amended Credit Agreements.

         The annual commitment fee payable by the Company on the undrawn portion of loans pursuant to the Amended Credit Agreements is 1/4 of one percent. Additionally, the Amended

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 20 of 30 Pages
---------------------                                    ----------------------


Credit Agreements require the Company, subject to certain exceptions in the ordinary course of the Company's business, to not allow any encumbrances, such as mortgages and security interests, to be placed on its assets.

         Pursuant to the Revolving Credit Agreement, dated as of September 23, 1998 (the "1998 Revolving Credit Agreement"), by and between the Company and VEBA AG, VEBA AG has agreed to provide $100 million of additional debt financing to the Company on a revolving basis at interest rate spreads applicable to an average industrial borrower at a specified credit rating. The other terms of the Revolving Credit Agreement are similar to those of the Amended Credit Agreements.

         Pursuant to the Revolving Credit Agreement, dated as of February 26, 1999 (the "1999 Revolving Credit Agreement") by and between the Company and VEBA Corporation, VEBA Corporation has agreed to provide $75 million of additional debt financing to the Company on terms similar to those of the 1998 Revolving Credit Agreement, except for a shorter term. The 1999 Revolving Credit Agreement terminated on March 19, 1999 without any amounts having been drawn thereunder by the Company.

         The preceding summary of certain provisions of the Amended Credit Agreements, the 1998 Revolving Credit Agreement and the 1999 Revolving Credit Agreement is not

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 21 of 30 Pages
---------------------                                    ----------------------


intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 5-25 to the
Schedule 13D and Exhibit 56 to this Amendment No. 1, respectively, and which are incorporated herein by reference.

         Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Item 7.  Material to be Filed as Exhibits.

         The following Exhibits are added after Exhibit 47 to the Schedule 13D:

         Exhibit 48. Joint Filing Agreement, dated as of March 23, 1999 by and among VEBA
                                    AG, VEBA Corporation and VEBA Zweite.

         Exhibit 49.                Credit Agreement dated as of
                                    February 10, 1999 between VEBA AG and
                                    VEBA Zweite (German language version with non-binding English translation).

         Exhibit 50. Power of Attorney dated December 21, 1998 from VEBA Zweite to the persons specified therein.

         Exhibit 51. Power of Attorney dated December 23, 1998 from VEBA Zweite to the persons specified therein.

         Exhibit 52.                First Amendment to Purchase Agreement
                                    dated as of December 30, 1998 between the Company and VEBA Corporation is incorporated by reference to Exhibit 10.1(a) to the Form S-3 (Amendment No. 2) filed on December 31, 1998.

         Exhibit 53. Second Amendment to Purchase Agreement dated as of February 15, 1999 between the Company and VEBA Zweite is incorporated by reference to
                                    Exhibit 10.1(b) to the Form S-3 (Amendment
                                    No. 3) filed on March 2, 1999.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 22 of 30 Pages
---------------------                                    ----------------------



         Exhibit 54.                Assignment and Assumption Agreement,
                                    dated as of December 30, 1998 by
                                    and among VEBA Corporation and VEBA Zweite.

         Exhibit 55. First Amendment to Registration Rights Agreement dated as of March 19, 1999 by and among the Company, VEBA Corporation and VEBA Zweite.

         Exhibit 56. Revolving Credit Agreement dated as of February 26, 1999 by and between VEBA Corporation and the Company is incorporated by reference to Exhibit 10.4 to the Form S-3 (Amendment No. 3) filed on
                                    March 2, 1999.

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 23 of 30 Pages
---------------------                                    ----------------------


                                    SIGNATURE


         After reasonable inquiry and the best of my knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Date:  March 23, 1999                  VEBA Aktiengesellschaft



                                       By:   /s/ Hans Michael Gaul
                                          --------------------------------
                                          Name:  Dr. Hans Michael Gaul
                                          Title: Chief Financial Officer



                                       By:   /s/ Rolf Pohlig
                                          --------------------------------
                                          Name:  Dr. Rolf Pohlig
                                          Title: Executive Vice President



Date:  March 23, 1999                  VEBA Corporation



                                       By:   /s/ Heinz H. Puetthoff
                                          --------------------------------
                                          Name:  Dr. Heinz H. Puetthoff
                                          Title: President



                                       By:   /s/ A. Paul Brandimarte, Jr.
                                          --------------------------------
                                          Name:  A. Paul Brandimarte, Jr.
                                          Title: Vice President



Date:  March 23, 1999                  VEBA Zweite
                                       Verwaltungsgesellschaft mbH



                                       By:   /s/ Rolf Pohlig
                                          --------------------------------
                                          Name:  Dr. Rolf Pohlig
                                          Title: Managing Director



                                       By:   /s/ Claus-Peter von der Fecht
                                          --------------------------------
                                          Name:  Claus-Peter von der Fecht
                                          Title: Prokurist

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 24 of 30 Pages
---------------------                                    ----------------------

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                     VEBA AG

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA AG is set forth below.



                                                                    Principal Occupation, if other
                                      Position with                 than as Executive Officer of               Citizen-
Name and Business Address             VEBA AG                       VEBA AG                                    ship
-------------------------             -------------                 ------------------------------             --------
Hermann Josef Strenger                Member of the Supervisory     Chairman of the Supervisory                German
Vorsitzender des                      Board, Chairman               Board, Bayer AG, Leverkusen
Aufsichtsrates VEBA AG                                              Chairman
Kaiser-Wilhelm-Alee,
Gebaude Q 26
51368 Leverkusen

Hubertus Schmoldt                     Member of the Supervisory     Chairman of the Board of                   German
Vorsitzender der                      Board, Deputy Chairman        Management,
IG BERGBAU, CHEMIE,                                                 Industriegewerkschaft Bergbau,
ENERGIE                                                             Chemie, Energie
Konigsworther Platz 6
30167 Hannover

Ralf Blauth                           Member of the Supervisory     Industrial Clerk                           German
DEGUSSA-HUELS AG                      Board                         (Industriekaufmann)
Paul-Baumann-Strasse 1
45764 Marl

Dr. Rolf-E. Breuer                    Member of the Supervisory     Spokesperson of the Board of               German
Sprecher des Vorstandes               Board                         Management, Deutsche Bank AG
DEUTSCHE BANK AG
Taunusanlage 12
60325 Frankfurt

Dr. Gerhard Cromme                    Member of the Supervisory     Chairman of the Board of                   German
Vorsitzender des                      Board                         Management, Fried. Krupp AG
Vorstandes                                                          Hoesch-Krupp
FRIED, KRUPP AG
HOESCH-KRUPP
Altendorfer Strasse 103
45143 Essen




                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 25 of 30 Pages
---------------------                                    ----------------------


Rainer Duecker                        Member of the Supervisory     Power plant worker                         German
PREUSSENELEKTRA AG                    Board
Tresckowstrasse 5
30457 Hannover
und:
PREUSSENELEKTRA AG
Betriebsstelle Lubeck
Bargerbruck 4
23617 Stockelsdorf

Henner Hecht-Wieber                   Member of the Supervisory     Electrician                                German
Raab Karcher                          Board
Tankstellentechnik
Niederlassung Dusseldorf
Ronsdorfer Strasse 96
40233 Dusseldorf

Wolf-Ruediger Hinrichsen              Member of the Supervisory     M.A. Economics                             German
VEBA AG                               Board                         (Diplom-Volkswirt)
Volks-und
Energiewirtschaft
Bennigsenplatz 1
40474 Dusseldorf

Ulrich Hocker                         Member of the Supervisory     Managing Director, Deutsche                German
Hauptgeschaftsfuhrer                  Board                         Schutzvereinigung fur
Deutsche Schutzvereinigung                                          Wertpapierbesitz e. V.
fur Wertpapierbesitz e.V.
Humboldstrasse 9
40237 Dusseldorf

Postfach 14 02 43
40072 Dusseldorf

Dr. h.c. Andre Leysen                 Member of the Supervisory     Chairman of the Administrative             Belgian
Vorsitzender des                      Board                         Board, Gevaert N.V.
Verwaltungsrates
der GEVAERT N.V.
Septestraat 27
B-2640 Mortsel

Dr. Klaus Liesen                      Member of the Supervisory     Chairman of the Supervisory                German
Vorsitzender des                      Board                         Board, Ruhrgas AG
Aufsichtsrates
der RUHRGAS AG
Huttropstrasse 60
45138

Herbert Mai                           Member of the Supervisory     Chairman, Gewerkschaft                     German
Vorsitzender der                      Board                         Oeffentliche Dienste, Transport
Gewerkschaft OTV                                                    und Verkehr
Theodor-Heuss-Strasse 2
70174 Stuttgart




                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 26 of 30 Pages
---------------------                                    ----------------------


Dagobert Millinghaus                  Member of the Supervisory     Accounting and Administration              German
BRENNTAG AG                           Board
Humboldtring 15
45472 Mulheim/Ruhr

Margret Moenig-Raane                  Member of the Supervisory     1st Chairman, Gewerkschaft                 German
Vorsitzender der                      Board                         Handel Banken Versicherungen
Gewerkschaft
Handel, Banken und
Versicherungen
Kanzlerstrasse 8
40472 Dusseldorf

Dr. Henning Schulte-Noelle            Member of the Supervisory     Chairman of the Board of                   German
Vorsitzender des                      Board                         Management, Allianz AG
Vorstandes
der ALLIANZ AG
Koniginstrasse 28
80802 Munchen

Morris Tabaksblat                     Member of the Supervisory     Chairman, Unilever N.V.                    Dutch
Chairman & CEO                        Board
Unilever NV
Weena 455
NL-3013 AL Rotterdam

P.O. Box 760
NL-3000 Rotterdam

Kurt F. Viermetz                      Member of the Supervisory     Non-Executive Director, J.P.               German
Non-Executive Director                Board                         Morgan & Co., Inc.
J.P. MORGAN & CO.
INCORPORATED
23 Wall Street (30/15 B)
New York, N.Y.
10260-0023
U.S.A.

uber J.P. MORGAN GmbH,
Frankfurt:
BorsenstraBe 2-4
60313 Frankfurt/Main

Dr. Bernd Voss                        Member of the Supervisory     Member of the Board of                     German
Mitglied des Vorstandes               Board                         Management, Dresdner Bank AG
DRESDNER BANK AG
Jurgen-Ponto-Platz 1
60329 Frankfurt/Main


Dr. Peter Weber                       Member of the Supervisory     President of the Union of Employees        German
DEGUSSA-HUELS AG                      Board                         with Managerial Functions, Degussa-
Bau 1047                                                            Huels AG
Paul-Baumann-Strasse 1
45764 Marl




                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 27 of 30 Pages
---------------------                                    ----------------------


Kurt Weslowski                        Member of the Supervisory     Chemical Worker                            German
VEBA OEL AG                           Board
Werk Scholven
Pawiker Strasse 30
45896 Gelsenkirchen

Ulrich Hartmann*                      Member of the Board of                                                   German
                                      Management, Chairman and
                                      Chief Executive Officer

Alain D. Bandle*                      Member of the Board of                                                   Swiss
                                      Management,
                                      Telecommunications

Gunther Beuth*                        Member of the Board of        Chairman of the Board of                   German
                                      Management                    Management of Raab Karcher
                                                                    AG-VEBA Immobilien Management

Wilhelm Bonse-Geuking*                Member of the Board of        Chairman of the Board of                   German
                                      Management                    Management of VEBA Oel AG

Dr. Hans Michael Gaul*                Member of the Board of                                                   German
                                      Management; Chief Financial
                                      Officer

Dr. Hans-Dieter Harig*                Member of the Board of        Chairman of the Board of                   German
                                      Management                    Management of PreussenElektra AG

Dr. Manfred Krueper*                  Member of the Board of                                                   German
                                      Management; Group Resource
                                      Management

Helmut Mamsch*                        Member of the Board of                                                   German
                                      Management, Group Strategic
                                      Development

Dr. Wulf Bernotat*                    Member of the Board of        Chairman of the Board of                   German
                                      Management                    Management of Stinnes AG



*The business address of each of these persons is:
 VEBA Aktiengesellschaft, Bennigsenplatz 1, 40474, Germany

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 28 of 30 Pages
---------------------                                    ----------------------


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                VEBA CORPORATION

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA Corporation is set forth below.



                                                                    Principal Occupation, if other
                                      Position with VEBA            than as Executive Officer of               Citizen-
Name                                  Corporation                   VEBA Corporation                           ship
----                                  ------------------            ------------------------------             --------
Helmut Mamsch**                       Director                      Member of Board of Management              German
                                                                    of VEBA AG

Ulrich Hartmann**                     Director                      Chairman of Board of Management            German
                                                                    of VEBA AG

Dr. Hans Michael Gaul**               Director                      Member of Board of Management              German
                                                                    of VEBA AG; Chief Financial
                                                                    Officer, VEBA AG

Dr. Heinz-Helmer Puetthoff**          Director, President                                                      German

A. Paul Brandimarte, Jr.**            Director, Vice President,                                                USA
                                      General Counsel and
                                      Secretary

Joseph J. Supp**                      Vice President-Tax                                                       USA

Joern A. Stuehmeier**                 Vice President-Finance        President, Fidelia Corporation,            German
                                                                    Wilmington, Delaware

James W. Balch**                      Controller                                                               USA



** The business address of each of these persons is:
   VEBA Corporation, 605 Third Avenue, New York, NY 10158

                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 29 of 30 Pages
---------------------                                    ----------------------


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                     VEBA ZWEITE VERWALTUNGSGESELLSCHAFT MBH

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA Zweite Verwaltungsgesellschaft mbH ("VEBA Zweite") is set forth below.



                                                                   Principal Occupation, if other
                                                                   than as Executive Officer of
                                    Position with                  VEBA Zweite, and address                    Citizen-
Name                                VEBA Zweite                    thereof                                     ship
----                                -------------                  ------------------------------              --------
Ulrich Hueppe                       Managing Director              Executive Vice President of                 German
                                                                   VEBA AG, Bennigsenplatz 1,
                                                                   40474 Duesseldorf, Germany

Rolf Pohlig                         Managing Director              Executive Vice President of                 German
                                                                   VEBA AG, Bennigsenplatz 1,
                                                                   40474 Duesseldorf, Germany


                                      13D
---------------------                                    ----------------------
CUSIP No. 552715 10 4                                     Page 30 of 30 Pages
---------------------                                    ----------------------


                                  EXHIBIT INDEX

         Exhibit 48. Joint Filing Agreement, dated as of March 23, 1999 by and among VEBA
                                    AG, VEBA Corporation and VEBA Zweite.

         Exhibit 49.                Credit Agreement dated as of
                                    February 10, 1999 between VEBA AG and
                                    VEBA Zweite (German language version with non-binding English translation).

         Exhibit 50. Power of Attorney dated December 21, 1998 from VEBA Zweite to the persons specified therein.

         Exhibit 51. Power of Attorney dated December 23, 1998 from VEBA Zweite to the persons specified therein.

         Exhibit 52.                First Amendment to Purchase Agreement
                                    dated as of December 30, 1998 between the Company and VEBA Corporation is incorporated by reference to Exhibit 10.1(a) to the Form S-3 (Amendment No. 2) filed on December 31, 1998.

         Exhibit 53. Second Amendment to Purchase Agreement dated as of February 15, 1999 between the Company and VEBA Zweite is incorporated by reference to
                                    Exhibit 10.1(b) to the Form S-3 (Amendment
                                    No. 3) filed on March 2, 1999.

         Exhibit 54.                Assignment and Assumption Agreement,
                                    dated as of December 30, 1998 by
                                    and among VEBA Corporation and VEBA Zweite.

         Exhibit 55. First Amendment to Registration Rights Agreement dated as of March 19, 1999 by and among the Company, VEBA Corporation and VEBA Zweite.

         Exhibit 56. Revolving Credit Agreement dated as of February 26, 1999 by and between VEBA Corporation and the Company is incorporated by reference to Exhibit 10.4 to the Form S-3 (Amendment No. 3) filed on March 2, 1999.